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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      -----------------------------------
                                 SUDBURY, INC.
                           (Name of Subject Company)

                      -----------------------------------
                                 SUDBURY, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   864635206
                     (CUSIP Number of Class of Securities)

                                 MARK E. BRODY
                    VICE PRESIDENT & CHIEF FINANCIAL OFFICER
                                 SUDBURY, INC.
                       30100 CHAGRIN BOULEVARD, SUITE 203
                             CLEVELAND, OHIO 44124
                                 (216) 464-7026
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                               IRV BERLINER, ESQ.
                 BENESCH, FRIEDLANDER, COPLAN & ARONOFF P.L.L.
                            2300 BP AMERICA BUILDING
                               200 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 363-4500
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     Sudbury, Inc., a Delaware Corporation (the "Company") hereby amends and supplements its Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed with the Securities and Exchange Commission on November 22, 1996 with respect to a tender offer by I M Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Intermet Corporation, a Georgia corporation, to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of the Company, for cash at $12.50 per Share net to the seller, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 1996 and related Letter of Transmittal (which, as amended from time to time, constitute the "Offer"). The items and responses thereto below are in accordance with the requirements of
Schedule 14D-9.

Item 10.  Additional Information.
          ----------------------

     The response to Item 8 is supplemented as follows:

     Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, the Purchaser may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1996

                                    SUDBURY, INC.


                                    By: /s/ Jacques R. Sardas
                                        ------------------------------------
                                        Name: Jacques R. Sardas
                                        Title: Chairman, Chief Executive
                                               Officer, President and Treasurer